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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.              )*

Name of Issuer:  Genta Incorporated

Title of Class of Securities:  Common Stock

CUSIP Number:  37245M207

       (Name, Address and Telephone Number of Person
     Authorized To Receive Notices and Communications)

                       Garo H. Armen
                 c/o Armen Partners, L.P.
                630 Fifth Avenue, Suite 2100
                 New York, New York  10111

  (Date of Event which Requires Filing of this Statement)

                          5/31/97

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following line if a fee is being paid with this
statement   .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.     872405998

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Garo H. Armen            S.S. #



2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC, AF, PF


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         U.S.


7.   Sole Voting Power

         501,223


8.   Shared Voting Power


9.   Sole Dispositive Power

         501,223


10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         501,223

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*

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13.  Percent of Class Represented by Amount in Row (11)

         10.2%


14.  Type of Reporting Person*

         IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
    TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
              AND THE SIGNATURE ATTESTATION.

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CUSIP No.     872405998

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         Armen Partners, L.P.


2.   Check the appropriate box if a member of a group

     a.
     b.


3.   SEC Use Only


4.   SOURCE OF FUNDS

         WC


5.   Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) of 2(e)


6.   Citizenship or Place of Organization

         Organized under the laws of Delaware


7.   Sole Voting Power

         278,457


8.   Shared Voting Power


9.   Sole Dispositive Power

         278,457


10.  Shared Dispositive Power


11.  Aggregate Amount Beneficially Owned by Each Reporting
Person

         278,457

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares*

13.  Percent of Class Represented by Amount in Row (11)

         5.6%


14.  Type of Reporting Person*

         PN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES
    TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
              AND THE SIGNATURE ATTESTATION.

Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock

(the "Common Stock") of Genta Incorporated ("Genta").  The

principal executive office of Genta is located at 3550

General Atomics Court, San Diego, California  92121.

2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Dr. Garo

H. Armen and Armen Partners, L.P. the Partnership, (the

"Partnership"), an investment limited partnership, of which

Dr. Armen and Armen Capital Management Corp., a corporation

of which Dr. Armen is the principal, are the general

partners (Dr. Armen is the managing partner).  Dr. Armen's

principal office is located at 630 Fifth Avenue, Suite 2100,

New York, New York  10111.

         Dr. Armen has not, during the last five years, been

convicted in a criminal proceeding (excluding traffic

violations or similar misdemeanors).  Dr. Armen has not,

during the last five years, been a party to a civil

proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final

order enjoining future violations of, or prohibiting or

mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Dr. Armen is a citizen of the United States of

America.  The Partnership was formed under the laws of the

State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Dr. Armen is deemed to

beneficially own 501,223 shares of Common Stock.  The Common

Stock beneficially owned by Dr. Armen is in the form of

Series D Preferred Stock and warrants which are convertible

into shares of Common Stock at the option of Dr. Armen.  The

Common Stock is held by (i) the Partnership, (ii) Armen

Partners Offshore Fund, Ltd. (the "Fund"), an offshore

investment fund to which Armen Capital Management Corp. acts as investment manager, and (iii) GHA Management Corporation

(the "Corporation"), a corporation wholly-owned by Dr.

Armen.  The Common Stock was purchased in a privately

negotiated transaction at an aggregate cost of $450,000.

The funds for the purchase of the Common Stock held by the

Partnership came from capital contributions to the

Partnership by its general and limited partners.  The funds

for the purchase of Common Stock held by the Fund came from

contributions by the Fund's shareholders.  The funds for the purchase of the Common Stock held by the Corporation came

from Dr. Armen's personal funds.  Funds for the purchase of

Common Stock also came from margin loans entered in the

ordinary course of business.

Item 4.  PURPOSE OF TRANSACTION

         The Common Stock deemed to be beneficially owned by

Dr. Armen and the Partnership was acquired for, and is being held for, investment purposes.  The reporting persons may

acquire additional Common Stock, dispose of all or some of

the Common Stock from time to time, in each case in open market transactions, block sales or purchases or otherwise,

or may continue to hold the Common Stock.

         The reporting persons do not have any plan or

proposal which relates to, or would result in, any of the

actions enumerated in Item 4 of the instructions to Schedule

13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the date hereof, Dr. Armen is deemed to be

the beneficial owner of 501,223 shares of Common Stock of

Genta, of which the Partnership is deemed to beneficially

own 278,457 shares of Common Stock.  Based on information

provided by the management of Genta, there are believed to

be 4,378957 shares of Common Stock of Genta outstanding.

Therefore, Dr. Armen beneficially owns approximately 10.2%

of the outstanding shares of Common Stock, of which the

Partnership beneficially owns 5.6%.  Dr. Armen has the power to vote and dispose of or direct the disposition and direct

the vote of all of the shares of Common Stock of which he is currently deemed to beneficially own.



Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER

         The reporting persons do not have any contract,

arrangement, understanding or relationship with any person

with respect to the Common Stock of Genta.

Item 7.  Material to be Filed as Exhibits

         Attached hereto as Exhibit A is a description of

the transactions in the shares of Genta that were effected

by the reporting persons during the past 60 days.

         Signature

         The undersigned, after reasonable inquiry and to

the best of his knowledge and belief, certifies that the

information set forth in this statement is true, complete

and correct.



July 23, 1997




                                  /s/ Garo H. Armen
                                  Garo H. Armen



                                  Armen Partners, L.P.



                                  By: /s/Garo H. Armen
                                      Garo H. Armen
                                      General Partner






















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00875001.AJ4



                         EXHIBIT A


                 SCHEDULE OF TRANSACTIONS


                 Shares Acquired     Price Per Share
Date                or (Sold)    (Excluding Commissions)



















































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00875001.AJ4